Exhibit 99.1

XUNLEI ANNOUNCES UNAUDITED FINANCIAL RESULTS FOR THE THIRD QUARTER ENDED SEPTEMBER 30, 2022

Shenzhen, China, November 10, 2022 (GLOBE NEWSWIRE) - Xunlei Limited ("Xunlei" or the "Company") (NASDAQ: XNET), a leading innovator in shared cloud computing and blockchain technology in China, today announced its unaudited financial results for the third quarter ended September 30, 2022.

Third Quarter 2022 Financial Highlights:

●	Total revenues were US$88.3 million, representing an increase of 12.8% from the previous quarter.

●	Cloud computing revenues were US$29.1 million, representing an increase of 2.7% from the previous quarter.

●	Subscription revenues were US$25.0 million, representing a decrease of 1.7% from the previous quarter.

●	Live streaming and other internet value added services (“Live streaming and other IVAS”) revenues (including online advertising revenue) were US$34.2 million, representing an increase of 39.4% from the previous quarter.

●	Gross profit was US$35.2 million, representing an increase of 4.4% from the previous quarter, and gross profit margin was 39.9% in the third quarter, compared with 43.1% in the previous quarter.

●	Net income was US$8.3 million in the third quarter, compared with US$6.0 million in the previous quarter.

●	Non-GAAP net income was US$9.0 million in the third quarter, compared with US$9.8 million in the previous quarter.

●	Diluted earnings per ADS was approximately US$0.12 as compared with US$0.09 per ADS in the previous quarter.

"Amid the profound challenges posted by the Covid-19 resurgence and economic headwinds, we delivered solid third quarter results as our business demonstrated continued resilience during a period of uncertainty and volatility,” said Jinbo Li, Chairman and Chief Executive Officer of Xunlei. “Our total revenue exceeded the high end of our guidance range, driven by balanced performance of our synergetic product portfolio, especially the significant growth of our live streaming products.”

“We anticipate further growth for the fourth quarter of 2022 sequentially and year-over-year and that expect to be on course to achieve full-year profitability,” continued Jinbo Li. “However, we will stay vigilant about the current macro dynamics which could significantly impact our operations. To ensure sustainable development, we are steadily entering selected international markets to strengthen our product portfolio and address geographic market risks. We have seen incipient but encouraging progress in this regard. With a healthy balance sheet, clear strategic focus and effective execution and an improved product portfolio, we believe we are well positioned to navigate this volatile macroeconomic and geopolitical environment and capture long-term opportunities,” concluded Mr. Jinbo Li.

Third Quarter 2022 Financial Results

Total Revenues

Total revenues were US$88.3 million, representing an increase of 12.8% from the previous quarter. The increase in total revenues was mainly attributable to increased revenue generated from our live streaming business.

Revenues from cloud computing were US$29.1 million, representing an increase of 2.7% from the previous quarter. The increase of cloud computing revenues was mainly due to the increased demand from our major clients for our cloud computing service, partially offset by devaluation of exchange rate of RMB against US Dollar.

Revenues from subscription were US$25.0 million, representing a decrease of 1.7% from the previous quarter. The number of subscribers was 4.37 million as of September 30, 2022, compared with 4.46 million as of June 30, 2022. The average revenue per subscriber for the third quarter was RMB39.1, compared with RMB37.8 in the previous quarter. The higher average revenue per subscriber was due to a larger percentage of users opted for our premium membership.

Revenues from live streaming and other IVAS were US$34.2 million, representing an increase of 39.4% from the previous quarter. The increase of live streaming and other IVAS revenues was mainly driven by the rise in the number of paying users of our live streaming products, which were launched in 2021, and our enhanced monetization capability.

Costs of Revenues

Costs of revenues were US$52.8 million, representing 59.9% of our total revenues, compared with US$44.3 million or 56.6% of the total revenues in the previous quarter.

Bandwidth costs as included in costs of revenues were US$25.3 million, representing 28.6% of our total revenues, compared with US$25.5 million or 32.6% of the total revenues in the previous quarter.

The remaining costs of revenues mainly consisted of costs related to the revenue-sharing costs for our live streaming business and depreciation of servers and other equipment.

Gross Profit and Gross Profit Margin

Gross profit for the third quarter was US$35.2 million, representing an increase of 4.4% from the previous quarter. Gross profit margin was 39.9% in the third quarter, compared with 43.1% in the previous quarter. The increase in gross profit was mainly driven by the increase in gross profit of live streaming business. The decrease in gross profit margin was mainly due to the increased portion of live streaming revenue to total revenues, which has lower gross profit margin.

Research and Development Expenses

Research and development expenses for the third quarter were US$16.2 million, representing 18.3% of our total revenues, compared with US$16.0 million or 20.4% of our total revenues in the previous quarter.

Sales and Marketing Expenses

Sales and marketing expenses for the third quarter were US$5.8 million, representing 6.6% of our total revenues, compared with US$5.0 million or 6.4% of our total revenues in the previous quarter. The increase was primarily due to higher market promotion expense during this quarter as a result of our continued user acquisition efforts.

General and Administrative Expenses

General and administrative expenses for the third quarter were US$8.2 million, representing 9.3% of our total revenues, compared with US$12.0 million or 15.4% of our total revenues in the previous quarter. The decrease was primarily due to the decreased share-based compensation expenses for fewer restricted share units vested during this quarter.

Operating Income

Operating income was US$5.1 million, compared with US$0.7 million in the previous quarter. The increase in operating income was primarily attributable to the increase in gross profit of live streaming business and less share-based compensation expenses during the third quarter.

Other Income, Net

Other income was US$4.7 million, compared with other income of US$7.0 million in the previous quarter. The decrease was primarily due to reversal of certain payables due over three years with low payment probability recognized in the second quarter but no similar item in current quarter.

Net Income and Earnings Per ADS

Net income was US$8.3 million, compared with US$6.0 million in the previous quarter. Non-GAAP net income was US$9.0 million in the third quarter of 2022, compared with US$9.8 million in the previous quarter. The increase in net income was primarily driven by the increase in operating income as discussed above.

Diluted earnings per ADS in the third quarter of 2022 was approximately US$0.12 as compared to US$0.09 in the second quarter of 2022.

Cash Balance

As of September 30, 2022, the Company had cash, cash equivalents and short-term investments of US$251.7 million, compared with US$259.9 million as of June 30, 2022. The decrease in cash and cash equivalents was mainly due to the impact of devaluation of exchange rate of RMB against US Dollar, expenditure on Xunlei R&D and headquarters building under construction and spending on share buyback.

Share Repurchase Program

In March 2022, Xunlei announced that its Board of Directors authorized the repurchase of up to $20 million of its outstanding common stocks over the next 12 months. As of September 30, 2022, the aggregate value of repurchased shares was approximately US$4.3 million.

Xunlei R&D and Headquarters Building Under Construction

We are finishing the final interior decoration and inspection and expect to relocate to the new building in the near future.

Guidance for fourth Quarter of 2022

For the fourth quarter of 2022, Xunlei estimates total revenues to be between US$90 million and US$95 million, and the midpoint of the range represents a quarter-over-quarter increase of approximately 4.8%. This estimate represents management's preliminary view as of the date of this press release, which is subject to change and any change could be material.

Conference Call Information

Due to the outbreak of COVID-19, operator assisted conference calls are not available at the moment. All participants wishing to attend the call must preregister online. Preregistration may require a few minutes to complete. The Company would like to apologize for any inconvenience caused by not having an operator as a result of COVID-19.

Participant Online Registration: https://register.vevent.com/register/BIf54dc6626f14406a980eb3f8aca750e9

Please register to join the conference using the link provided above and dial in 10 minutes before the call is scheduled to begin. Once registered, the participants will receive an email with personal PIN and dial-in information, and participants can choose to access either via Dial-In or Call Me. A kindly reminder that "Call Me" does not work for China number.

The Company will also broadcast a live audio webcast of the conference call. The webcast will be available at http://ir.xunlei.com. Following the earnings conference call, an archive of the call will be available at https://edge.media-server.com/mmc/p/f2zis9sy

About Xunlei

Founded in 2003, Xunlei Limited (NASDAQ: XNET) is a leading innovator in shared cloud computing and blockchain technology in China. Xunlei provides a wide range of products and services across cloud acceleration, blockchain, shared cloud computing and digital entertainment to deliver an efficient, smart and safe internet experience.

Safe Harbor Statement

This press release contains statements of a forward-looking nature. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as "will," "expects," "believes," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the management's quotations, the "Outlook" and "Guidance" sections in this press release, as well as the Company's strategic, operational and acquisition plans, contain forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. Forward-looking statements involve inherent risks and uncertainties, including but not limited to: the Company's ability to continue to innovate and provide attractive products and services to retain and grow its user base; the Company's ability to keep up with technological developments and users' changing demands in the internet industry; the Company's ability to convert its users into subscribers of its premium services; the Company's ability to deal with existing and potential copyright infringement claims and other related claims; the risk that Covid-19 or other health risks in China or globally could adversely affect the Company's operations or financial results; the Company’s ability to react to the governmental actions for its scrutiny of internet content in China and the Company's ability to compete effectively. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by the Company is included in the Company's filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of the press release, and the Company undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law.

About Non-GAAP Financial Measures

To supplement Xunlei's consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles ("GAAP"), Xunlei uses the following measures defined as non-GAAP financial measures by the United States Securities and Exchange Commission: (1) non-GAAP operating income/(loss), (2) non-GAAP net income/(loss), (3) non-GAAP basic and diluted earnings per share for common shares, and (4) non-GAAP basic and diluted earnings per ADS. The presentation of the non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP.

Xunlei believes that these non-GAAP financial measures provide meaningful supplemental information to investors regarding the Company's operating performance by excluding share-based compensation expenses, which is not expected to result in future cash payments. These non-GAAP financial measures also facilitate management's internal comparisons to Xunlei's historical performance and assist the Company's financial and operational decision making. A limitation of using these non-GAAP financial measures is that these non-GAAP measures exclude share-based compensation charge that has been and will continue to be for the foreseeable future a recurring expense in Xunlei's results of operations. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying reconciliation tables at the end of this release include details on the reconciliations between GAAP financial measures that are most directly comparable to the non-GAAP financial measures the Company has presented

XUNLEI LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts expressed in thousands of USD, except for share, per share (or ADS) data)

	September 30,	December 31,
	2022	2021
	US$	US$
Assets

Current assets:
Cash and cash equivalents	111,245	123,358
Short-term investments	140,486	115,652
Accounts receivable, net	29,065	26,135
Inventories	540	1,363
Due from related parties	31,283	15,578
Prepayments and other current assets	6,746	11,842
Total current assets	319,365	293,928

Non-current assets:
Restricted cash	3,662	4,078
Long-term investments	30,710	31,495
Property and equipment, net	57,647	57,657
Intangible assets, net	6,680	8,299
Goodwill	20,776	23,136
Due from a related party, non-current portion	-	19,311
Long-term prepayments and other assets	2,586	2,787
Right-of-use assets	-	27
Total assets	441,426	440,718

Liabilities
Current liabilities:
Accounts payable	25,510	26,407
Due to related parties	1,607	1,597
Contract liabilities and deferred income, current portion	35,357	36,892
Lease liabilities	-	18
Income tax payable	5,826	2,531
Accrued liabilities and other payables	35,945	49,557
Bank borrowings	8,100	2,876
Total current liabilities	112,345	119,878

Non-current liabilities:
Contract liabilities and deferred income, non-current portion	739	845
Lease liabilities, non-current portion	-	7
Deferred tax liabilities	714	930
Bank borrowings, non-current portion	24,162	17,291
Total liabilities	137,960	138,951

Equity
Common shares (US$0.00025 par value, 1,000,000,000 shares authorized, 368,877,205 shares issued and 337,257,946 shares outstanding as at December 31, 2021; 368,877,205 issued and 332,480,081 shares outstanding as at September 30, 2022)	83	84
Additional paid-in-capital	478,026	476,057
Accumulated other comprehensive (loss)/income	(18,626)	1,988
Statutory reserves	6,155	6,155
Treasury shares (31,619,259 shares and 36,397,124 shares as at December 31, 2021 and September 30, 2022, respectively)	9	8
Accumulated deficits	(160,812)	(180,645)
Total Xunlei Limited's shareholders' equity	304,835	303,647
Non-controlling interests	(1,369)	(1,880)
Total liabilities and shareholders' equity	441,426	440,718

XUNLEI LIMITED

Unaudited Condensed Consolidated Statements of Income/(Loss)

(Amounts expressed in thousands of USD, except for share, per share (or ADS) data)

	Three months ended
	Sep 30,	Jun 30,	Sep 30,
	2022	2022	2021
	US$	US$	US$
Revenues, net of rebates and discounts	88,283	78,271	60,009
Business taxes and surcharges	(217)	(251)	(227)
Net revenues	88,066	78,020	59,782
Costs of revenues	(52,845)	(44,282)	(30,437)
Gross profit	35,221	33,738	29,345

Operating expenses
Research and development expenses	(16,161)	(15,978)	(16,830)
Sales and marketing expenses	(5,784)	(5,032)	(6,809)
General and administrative expenses	(8,238)	(12,018)	(11,412)
Credit loss expenses, net of recoveries	22	26	2
Total operating expenses	(30,161)	(33,002)	(35,049)

Operating income/(loss)	5,060	736	(5,704)
Interest income	445	308	186
Interest expense	(24)	(23)	(23)
Other income, net	4,669	6,979	537
Income/(loss) before income taxes	10,150	8,000	(5,004)
Income tax expenses	(1,803)	(2,002)	(122)
Net income/(loss)	8,347	5,998	(5,126)
Less: net loss attributable to non-controlling interest	(3)	(19)	(26)
Net income/(loss) attributable to common shareholders	8,350	6,017	(5,100)

Earnings/(loss) per share for common shares
Basic	0.0247	0.0177	(0.0152)
Diluted	0.0247	0.0177	(0.0152)

Earnings/(loss) per ADS
Basic	0.1235	0.0885	(0.0760)
Diluted	0.1235	0.0885	(0.0760)

Weighted average number of common shares used in calculating:
Basic	337,401,763	339,514,188	334,779,959
Diluted	337,481,567	339,624,412	334,779,959

Weighted average number of ADSs used in calculating:
Basic	67,480,353	67,902,838	66,955,992
Diluted	67,496,313	67,924,882	66,955,992

XUNLEI LIMITED

Reconciliation of GAAP and Non-GAAP Results

(Amounts expressed in thousands of USD, except for share, per share (or ADS) data)

	Three months ended
	Sep 30,	Jun 30,	Sep 30,
	2022	2022	2021
	US$	US$	US$
GAAP operating income/(loss)	5,060	736	(5,704)
Share-based compensation expenses	693	3,828	2,070
Non-GAAP operating income/(loss)	5,753	4,564	(3,634)

GAAP net income/(loss)	8,347	5,998	(5,126)
Share-based compensation expenses	693	3,828	2,070
Non-GAAP net income/(loss)	9,040	9,826	(3,056)

GAAP earnings/(loss) per share for common shares:
Basic	0.0247	0.0177	(0.0152)
Diluted	0.0247	0.0177	(0.0152)

GAAP earnings/(loss) per ADS:
Basic	0.1235	0.0885	(0.0760)
Diluted	0.1235	0.0885	(0.0760)

Non-GAAP earnings/(loss) per share for common shares:
Basic	0.0268	0.0290	(0.0090)
Diluted	0.0268	0.0290	(0.0090)

Non-GAAP earnings/(loss) per ADS:
Basic	0.1340	0.1450	(0.0450)
Diluted	0.1340	0.1450	(0.0450)

Weighted average number of common shares used in calculating:
Basic	337,401,763	339,514,188	334,779,959
Diluted	337,481,567	339,624,412	334,779,959

Weighted average number of ADSs used in calculating:
Basic	67,480,353	67,902,838	66,955,992
Diluted	67,496,313	67,924,882	66,955,992

CONTACT:

Investor Relations

Xunlei Limited

Email: ir@xunlei.com

Tel: +86 755 8633 8443

Website: http://ir.xunlei.com